EVCSC INNOVATIONS, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

EVCSC INNOVATIONS, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Independent Auditors' Report

To the Board of Directors and Members
EvCSC Innovations, Inc.

We have reviewed the accompanying financial statements of EvCSC Innovations, Inc., which comprise the balance sheet as of December 31, 2023, and the related statement of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
January 7, 2025

EVCSC INNOVATIONS, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2023

ASSETS		2023
CURRENT ASSETS:		
Cash and cash equivalents	$	6,340
Prepaid expenses		-
Total current assets		6,340
Intangible assets, net		12,716
TOTAL ASSETS	**$**	**19,056**
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable & accrued expenses	$	-
Total current liabilities		-
Total liabilities		-
SHAREHOLDER'S EQUITY		
Common stock (authorized 10M, issued 10,000, $0.001)		10
Additional-paid-in-capital		47,421
Retained earnings		(28,375)
Total shareholder's equity		19,056
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**19,056**

The accompanying notes and independent accountant's review report.

	2023
OPERATING REVENUES:	
Sales, net	$ -
Total operating revenues	-
OPERATING EXPENSES:	
Research and Development	1,108
Amortization	706
General and Administrative expense	12,016
Professional fees	37,591
Total operating expenses	41,797
OPERATING REVENUES OVER EXPENSES:	(41,797)
OTHER (INCOME) EXPENSE:	
Interest income	-
Other income	-
Total other (income) expense	-
INCOME BEFORE INCOME TAXES	(41,797)
PROVISION FOR INCOME TAXES	-
NET LOSS	**$ (41,797)**

The accompanying notes and independent accountant's review report.

EVCSC INNOVATIONS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Shares	Amount	Additional Paid - in - Capital	Retained Earnings	Total
Balance at 12/31/2022	-	$ -	$ -	$ 13,422	$ 13,422
Issuance of shares	10,000	10	47,421		47,431
Net loss	-	-	-	(41,797)	(41,797)
Balance at 12/31/2023	**10,000**	**$ 10**	**$ 47,421**	**$ (28,375)**	**$ 19,056**

The accompanying notes and independent accountant's review report.

		2023
Cash Flows From Operating Activities:		
Net loss	$	(41,258)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		706
Changes in assets and liabilities		
Accounts payable		(539)
Net Cash Provided used in Operating Activities		(41,091)
Cash Flows From Financing Activities:		
Issue of shares		47,431
Net cash provided by financing activities		47,431
Change in cash and cash equivalents		6,340
Cash - Beginning of Year		-
Cash - End of Year		6,340
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	-

The accompanying notes and independent accountant's review report.

NOTE 1 –DESCRIPTION OF BUSINESS

EvCSC Innovations, Inc. (the "Company") was formed in 2021 ("Inception"). The Company was incorporated in the State of California. The Company offers a range of services and capabilities, including EV charge share controller.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2023; and

(ii)   to reflect the aggregate effect of all contract modifications prior to January 1, 2023 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed .

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

The Company capitalizes costs associated with the application and award of patents. Patent costs are included in intangible assets on the balance sheet. These Intangible assets will be amortized over the expected period to benefited, not to exceed the patent lives, which may be as long as 20 years. At December 31, 2023, Intangible assets was $12,716.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I.   quoted prices for similar assets or liabilities in active markets;
II.   quoted prices for identical or similar assets in markets that are not active;

III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV.   inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 4 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through January 7,2025, the issuance date of the financial statements.